File No. __________

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-57/A

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                                Electroandes S.A.

                      (Name of the foreign utility company)

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
    (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

Notification

Reference is hereby made to the original notification filed with the Commission on December 10, 2001, in which Public Service Enterprise Group Incorporated ("PSEG"), a New Jersey corporation and a holding company exempt from the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), claimed foreign utility company status for Empresa de Electricidad de los Andes S.A., a Peruvian company. The original notification indicated inter alia that Empresa de Electricidad de los Andes S.A. was a "subsidiary company" of PSEG within the meaning of PUHCA. Since that date, Empresa de Electricidad de los Andes S.A. has merged with Inversiones Elegia S.A ("Inversiones Elegia"). Following this merger, Inversiones Elegia, the surviving entity, changed its name to Electroandes S.A. ("Electroandes"). Following the merger with Inversiones Elegia and its change of name, the business activities of Empresa de Electricidad de los Andes S.A. did not change. PSEG hereby submits this amended notification to update the Commission regarding these changes, as described further below.

Electroandes, a Peruvian "sociedad anonima" and a FUCO, with registered address at Avenida Canaval y Moreyra 380, Torre Siglo XXI, Piso 20, Lima 27, Peru, was formed for the purpose of investing in Latin America and owns hydro-powered electric generation stations in Peru.

Electroandes does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and

Electroandes is not a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

ITEM 1

Name and Business Address of the Entity Claiming FUCO Status:

         Electroandes S.A.
         Avenida Canaval y Moreyra 380
         Piso 20
         Lima 27
         Peru

Description of the Facilities Used for the Generation, Transmission and Distribution of Electric Energy for Sale

Electroandes engages in all activities related to generation of electricity, secondary transmission and its commercialization, according to applicable existing regulations, and performs any other activity, whether industrial, commercial, that may be related directly or indirectly to its main business purpose.

Electroandes is the sixth largest electric generator in Peru and is a major generator of hydroelectric power for Peru's mining industry. Electroandes' hydroelectric facilities include: (i) Yaupi Hydroelectric Station, a 108 megawatt facility located in the District of Ulcumayo, Province of Junin, Department of Junin. Yaupi is the largest of Electroandes' plants; (ii) Malpaso Hydroelectric Station, a 54 megawatt facility located in the District of Paccha, Province of Yauli, Department of Junin; (iii) Pachachaca Hydroelectric Station, a 9 megawatt facility located in the District of Yauli, Province of Yauli, Department of Junin; and, (iv) La Oroya Hydroelectric Station, a 9 megawatt facility located in the District of La Oroya, Province of Yauli, Department of Junin.

Ownership of Voting Securities:

Electroandes is 20.39% owned by PSEG Americas Ltd. ("PSEG Americas") and 79.60% owned by Transamerica Energy Company ("Transamerica"). PSEG Americas is a Bermuda limited liability company, with its principal executive offices at Clarendon House, 2 Church Street, Hamilton, Bermuda. Transamerica is a Cayman Islands company, with its registered office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Both PSEG Americas and Transamerica are indirect subsidiaries of PSEG.

ITEM 2

Domestic Associate Public-Utility Companies

PSE&G is Electroandes' only domestic associate public-utility company, as such terms are defined in Section 2 of the Holding Company Act.

PSE&G is a wholly-owned direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G has not paid and will not pay for its affiliate's interest in, and will itself have no interest in, Electroandes.

EXHIBIT A

State Commission Certification - New Jersey

Exhibit A has been omitted for the State of New Jersey for reasons set forth below, since the state certification requirement with regard to the State of New Jersey is deemed satisfied by Orders issued in 1986, prior to the enactment of
Section 33(a)(2) of the Holding Company Act, by the Board of Public Utilities of the State of New Jersey ("BPU"), the only state commission having jurisdiction over the retail gas and electricity rates of PSE&G. In support of such claimed exemption from state certification, PSEG incorporates by reference the BPU Order of January 17, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger", as amended by the BPU and Order dated November 13, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger" also incorporated by reference.(2) PSEG asserts that such BPU Orders satisfy the requirements of Section 33 (a)(2).

Section 33(a)(2) requires that every state commission having jurisdiction over the retail electric or gas rates of a public-utility company that is an associate company or an affiliate of an otherwise exempted foreign utility company must certify to the Securities and Exchange Commission that it has "the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

Section 33(a)(2) also provides that this requirement "shall be deemed satisfied" if, prior to the enactment of Section 33(a)(2), the relevant state commission had, "on the basis of prescribed conditions of general applicability," determined that the ratepayers of the public utility company are "adequately insulated from the effects of diversification and the diversification would not impair the ability of the state commission to regulate effectively the operations of such company."

PSE&G, an associate company or affiliate company of Electroandes, is a public-utility company

----------
(2) PSEG has previously relied on and filed paper copies with the Commission of such BPU Orders as satisfaction of the state certification requirement. See U-57 filings of Public Service Enterprise Group Incorporated on behalf of:
Turbogeneradores Maracay, C.A. filed with the Commission on July 31, 1995; Empresa Distribuidora de Energia Sur, S.A., filed with the Commission on April 22, 1997; Empresa Distribuidora de Energia Norte, S.A., filed with the Commission on April 22, 1997; Companhia Norte-Nordeste de Distribuicao de Energia Electrica filed with the Commission on October 22, 1997; Turboven Maracay Company filed with the Commission in October, 1998; Turboven Valencia Company filed with the Commission on October 15, 1998; Turboven Cagua Company filed with the Commission on October 15, 1998; Empresa Distribuidora La Plata S.A. filed with the Commission on November 4, 1998; Chilquinta Energia S.A. filed with the Commission on June 8, 1999; AES Parana S.C.A. filed with the Commission on July 12, 1999, AES Parana Operations S.R.L. filed with the Commission on July 12, 1999; Luz del Sur S.A.A. filed electronically with the Commission on September 14, 1999; Shanghai Wei-Gang Energy Company Ltd. filed with the Commission on May 30, 2000; Empresa Distribuidora de Electricidad de Entre Rios S.A. , filed electronically with the Commission on December 28, 2000; Sociedad Austral de Electricidad S.A., filed electronically with the Commission on August 30, 2001; and Dhofar Power Company SAOC, filed electronically with the Commission on June 27, 2003.

that, among other things, distributes electric energy and natural gas at retail in the United States. As indicated above, the retail rates of PSE&G are regulated by the New Jersey BPU. The BPU Orders referenced above authorize the transfer of PSE&G's issued and outstanding shares of common stock to a new holding company to be formed - PSEG. This Order, as amended, commonly referred to as the Holding Company Order, was and is generally applicable to all of PSEG's non-utility activities. The BPU (at pp. 3-6 of the January 17, 1986 Order) imposed seventeen (17) conditions generally applicable to the new holding company and its subsidiaries.

The BPU additionally noted (at p. 9) that it can monitor PSE&G's inter-corporate transactions with affiliates; assure that utility assets are not transferred to unregulated affiliates and that the utility is adequately compensated for the transfer of such assets; and assure adequate capitalization by reducing the earnings of PSE&G until the holding company makes proper capital commitments. Such Order stated (at p.8) the BPU's conclusion that:

"This Board has ample statutory authority to regulate all utility activities [sic] and, if required by existing facts or circumstances, to take reasonable and appropriate action in order to resolve regulatory problems and to protect the public."

The BPU further stated that:

"The Board's traditional regulatory powers will provide all the enforcement that the Board will need to assure that PSE&G's utility operation and its customers receive first priority, and that diversification by the Holding Company does not affect the utility or its customers. The Board's regulatory tools will be at least as effective when applied to PSE&G as part of a holding company structure as they would be if PSE&G were to embark on diversification through wholly-owned subsidiaries."

The BPU concluded by finding inter alia (at p. 10) that:

      "(2) The proposed conditions set out in the joint Position and Agreement entered into by the Petitioner and Staff are reasonable and appropriate, and, in conjunction with existing statutes, provide this Board with sufficient means and authority by which to properly regulate utility operations;

      (3) The proposed restructuring will have no adverse impact upon the rates charged to Petitioner's ratepayers, the employees of the utility or upon PSE&G's ability to render safe, adequate and proper service . . . ."

Accordingly, the BPU, the sole state commission with jurisdiction over the retail rates of PSE&G determined, as set forth in the BPU Orders, on the basis of prescribed conditions of general applicability, that the ratepayers of PSE&G are adequately insulated from the effects of diversification and that diversification would not impair the ability of the BPU to effectively regulate the utility operations of PSE&G.

Conclusion

Accordingly, Electroandes satisfies the criteria set forth in Section 33(a) for qualification as a foreign utility company.

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Public Service Enterprise Group Incorporated

                                    By: /s/ James T. Foran
                                    --------------------------------------------
                                    James T. Foran
                                    Associate General Counsel

Date: October 3, 2005